FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Smith, Thomas W (Last) (First) (Middle) 323 Railroad Avenue (Street) Greenwich, CT 06830 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/11/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

ORTHODONTIC CENTERS OF AMERICA, INC.
OCA

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
X Other (specify below)

Description     Member of Section 13(d) Group
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $.01 par value	2,071,500 (1)	D
Common Stock, $.01 par value	1,959,500 (2)	D
Common Stock, $.01 par value	118,200 (3)	D
Common Stock, $.01 par value	250,000 (4)	D
Common Stock, $.01 par value	15,000 (5)	D
Common Stock, $.01 par value	17,000 (6)	D
Common Stock, $.01 par value	186,270	I	(7) By Smith Family Accounts
Common Stock, $.01 par value	800,000 (8)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1) These shares are owned directly by Idoya Partners ("IP"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of IP. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for IP is 323 Railroad Avenue, Greenwich, CT 06830

(2) These shares are owned directly by Prescott Associates ("PA"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of PA. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for PA is 323 Railroad Avenue, Greenwich, CT 06830

(3) These shares are owned directly by Prescott International Partners ("PIP"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a general partner of PIP. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B). The address for PIP is 323 Railroad Avenue, Greenwich, CT 06830

(4) These shares are owned directly by Prescott Investors Profit Sharing Trust (("PIPST"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as a trustee of PIPST. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-8(b). The address for PIPST is 323 Railroad Avenue, Greenwich, CT 06830

(5) These shares are owned directly by the Thomas W. Smith Foundation ("TWSF"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as trustee of TWSF. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-8(b). The address for TWSF is 323 Railroad Avenue, Greenwich, CT 06830

(6) These shares are owned directly by Petra Capital Partners ("Petra"), a member of a Section 13(d) Reporting Group, and indirectly by the Reporting Person as general partner of Petra. The Reporting Person disclaims beneficial ownership of these shares in excess of his interest under 16a-1(a)(2)(ii)(B).
The address for Petra is 323 Railroad Avenue, Greenwich, CT 06830

(7) These shares are owned directly by or on behalf of family members of the Reporting Person. The Reporting Person disclaims beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares for purposes of Section 16 or any other purpose.

(8) These shares are owned directly by the Reporting Person

By:
/s/ Thomas W. Smith, Individually and as General Partner of Idoya Partners, Prescott Associates, Prescott International Partners and Petra Capital Partners, and as Trustee of Prescott Investors Profit Sharing Trust and the Thomas W. Smith Foundation                                                                                                10/15/2002
** Signature of Reporting Person                                                                                    Date

SEC 2270 (07/02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
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